SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):   January 20, 2005

WordLogic Corporation
(Exact Name of Registrant as Specified in its Charter)

Nevada	000-32865	88-0422023
(State of Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

650 West Georgia Street, Suite 2400
Vancouver, British Columbia, Canada V6B 4N7
(Address of Principal Executive Offices)

(604) 257-3600
Registrants Telephone Number

(Former Name or Address of Registrant)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 – Other Events

Item 8.01 – Other Events

Press Release

WordLogic Unveils Details of New Patent Application

Thursday January 20, 1156 am ET

Transforms Traditional Keyboard Bringing New Power to Desktop Computing By Single Keystroke

VANCOUVER, British Columbia, Jan. 20 /PRNewswire-FirstCall/ -- WordLogic Corporation (OTC Bulletin Board: WLGC – News), a progressive developer and licensor of advanced multilingual predictive text input software, today unveiled new details concerning its patent application filed last week with the US Patent and Trademark Office, and the International Patent Offices.

The innovative development covered by the patent filing presents an input management platform, which offers the capability of interfacing with a multitude of applications with a single keystroke.

The same technology provides for interoperability from application to application, such as moving from a word processing program to a spreadsheet program, enabling the user to save and retrieve often-used words and phrases through the Predictive Keyboard. Further, the technology allows for portability among different desktop computers, enabling the transfer of customized dictionaries from desktop to desktop.

By utilizing USB ports, this technology can be used as a PORTABLE, PERSONAL INPUT PLATFORM.

"The technology covered in the patent filing," stated Franklin R. Evanshen, WordLogic's CEO, "gives every key on the keyboard the potential to be turned into a function key. This development will create significant changes in the way people and businesses input data in the future. It will reduce input while maximizing output."

About WordLogic Corporation

WordLogic Corporation is a technology company that delivers predictive interface solutions for computing devices ranging from small hand-held devices to conventional desktop computers. Incorporated in the United States, the company's research, testing and marketing facilities are located in Vancouver, British Columbia, Canada.

For more information, please visit http://www.wordlogic.com

This release contains "forward-looking statements", within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities Exchange Act of 1934. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, goals, assumptions or future events or performance are not statements of historical fact and may be "forward-looking statements". Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. Forward-looking statements in this action may be identified through the use of words such as "expects", "will", "anticipates", "estimates", "believes", or statements indicating certain actions "may", "could", or "might" occur.

Source: WordLogic Corporation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WORDLOGIC CORPORATION

Date: January 25, 2005   By: \s\   Frank R. Evanshen, President
                                                       Frank R. Evanshen
                                                       President

Date: January 25, 2005   By: \s\   T. Allen Rose, CFO
                                                       T. Allen Rose
                                                       Chief Financial Officer